Exhibit 99.1

TIAN RUIXIANG Holdings Ltd Reports Financial Results for the Six Months Ended April 30, 2021

BEIJING, August 10, 2021 /PRNewswire/ -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the "Company"), a China-based insurance broker, announced today its unaudited financial results for the six months ended April 30, 2021.

Mr. Zhe Wang, Chairman of the board of the directors and Chief Executive Officer of the Company, commented, "During the first half of the fiscal year 2021, we delivered significant growth as our revenue increased by 131.3% to $1.64 million, compared to the same period of the fiscal year 2020. Driven by positive results from our marketing activities and continuous economic recovery from the COVID-19 pandemic in China, we achieved our highest ever half year revenue. However, due to the increased professional fees related to the Company’s initial public offering, our net loss increased by 71.4% to $0.40 million compared to the same period of the fiscal year 2020. Looking forward, we will continue to focus on customers’ needs, expand our core service offerings, improve operational efficiency, and strive to achieve sustainable and high-quality growth to create significant value for our shareholders."

First Half of Fiscal Year 2021 Financial Highlights

	For the Six Months Ended April 30,
($ in millions, except per share data)	2021	2020	% Change
Revenue	1.64	0.71	131.3%
Operating expenses	2.10	1.08	95.5%
Loss from operations	(0.46)	(0.37)	26.6%
Operating margin	(28.4)%	(52.0)%	23.6%
Net loss	(0.40)	(0.24)	71.4%
Loss per share	(0.06)	(0.05)	20.0%

•	Revenue increased by 131.3% to $1.64 million for the six months ended April 30, 2021, from $0.71 million for the same period of last year, primarily attributable to the growth of our business in China resulting from the increase in our marketing activities.

•	Operating expenses increased by 95.5% to $2.10 million for the six months ended April 30, 2021, from $1.08 million for the same period of last year.

•	Operating margin was (28.4)% for the six months ended April 30, 2021, compared to (52.0)% for the same period of last year.

•	Net loss was $0.40 million for the six months ended April 30, 2021, compared to $0.24 million for the same period of last year.

•        Loss per share was $0.06 for the six months ended April 30, 2021, compared to $0.05 for the same period of last year.

First Half of Fiscal Year 2021 Financial Results

Revenue

Revenue increased by $0.93 million, or 131.3%, to $1.64 million for the six months ended April 30, 2021, from $0.71 million for the same period of last year. This significant increase in revenue was primarily attributable to the growth of our business in China resulting from the increase in our marketing activities. We launched aggressive advertising campaigns to attract new customers.

Operating Expenses

Third party and related party selling and marketing expenses increased by $0.33 million, or 61.6%, to $0.86 million for the six months ended April 30, 2021, from $0.53 million for the same period of last year. The increase in selling and marketing expenses was mainly attributable to the increase in our marketing activities and the launch of aggressive advertising campaigns.

Third party and related party general and administrative expenses increased by $0.70 million, or 128.6%, to $1.24 million for the six months ended April 30, 2021, from $0.54 million for the same period of last year. The increase in general and administrative expenses was primarily attributable to the increased professional fees, compensation and related benefits and travel and entertainment expenses, and partially offset by the decreased rent and related utilities expenses.

Total operating expenses increased by $1.02 million, or 95.5%, to $2.10 million for the six months ended April 30, 2021 from $1.08 million for the same period of last year.

Loss from Operations

Loss from operations was $0.46 million for the six months ended April 30, 2021, compared to $0.37 million for the same period of last year.

The operating margin was (28.4)% for the six months ended April 30, 2021, compared to (52.0)% for the same period of last year.

Other Income (Expense)

Other income (expense) primarily includes interest income from notes receivable and bank deposits, and miscellaneous income. Other income, net, was $0.07 million for the six months ended April 30, 2021, compared to $0.14 million for the same period of last year.

Loss before Income Tax

Loss before income tax was $0.40 million for the six months ended April 30, 2021, compared to $0.23 million for the same period of last year.

Income tax expense was $6,917 for the six months ended April 30, 2021, compared to $4,631 for the same period of last year.

Net Loss and Loss per Share

Net loss was $0.40 million for the six months ended April 30, 2021, compared to $0.24 million for the same period of last year. After deduction of non-controlling interest, net loss attributable to TIRX ordinary shareholders was $0.40 million, or loss per share of $0.06 for the six months ended April 30, 2021, compared to $0.24 million, or loss per share of $0.05 for the same period of last year.

Financial Conditions

As of April 30, 2021, the Company had cash and cash equivalents of $18.16 million, compared to $6.14 million as of October 31, 2020. Total working capital was $18.10 million as of April 30, 2021, compared to $8.27 million as of October 31, 2020.

Net cash provided by operating activities was $1.09 million for the six months ended April 30, 2021, compared to net cash used in operating activities of $0.13 million for the same period of last year.

There were no investing activities for the six months ended April 30, 2021, net cash used in investing activities was $5,935 for the same period of last year.

Net cash provided by financing activities was $10.71 million for the six months ended April 30, 2021, compare to net cash used in financing activities of $0.34 million for the same period of last year.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as automobile insurance, commercial property insurance, liability insurance; and (2) life insurance, such as individual and group life insurances. Additionally, the Company also provides risk management services to institutional customers. For more information, visit the company's website at http://ir.tianrx.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of
	April 30, 2021	October 31, 2020
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,160,102	$6,137,689
Restricted cash	810,279	785,806
Accounts receivable	359,268	1,247,059
Deferred offering costs	-	895,567
Prepaid expenses and other current assets	370,584	494,476

Total Current Assets	19,700,233	9,560,597

NON-CURRENT ASSETS:
Security deposit - noncurrent portion	7,813	7,419
Property and equipment, net	11,824	15,097
Intangible assets, net	155,791	160,219
Right-of-use assets, operating leases, net	268,992	317,141

Total Non-current Assets	444,420	499,876

Total Assets	$20,144,653	$10,060,473

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Note payable	$75,689	$-
VAT and other taxes payable	525,120	548,630
Salary payable	353,139	129,711
Accrued liabilities and other payables	436,906	180,394
Due to related parties	46,547	241,097
Operating lease liabilities	144,485	170,082
Operating lease liabilities - related party	23,213	18,737

Total Current Liabilities	1,605,099	1,288,651

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	91,547	123,404
Operating lease liabilities - related party - noncurrent portion	-	9,705

Total Non-current Liabilities	91,547	133,109

Total Liabilities	1,696,646	1,421,760

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders' Equity:
Ordinary shares: $0.001 par value; 50,000,000 shares authorized;
Class A ordinary shares: $0.001 par value; 47,500,000 shares authorized; 6,825,000 and 3,750,000 shares issued and outstanding at April 30, 2021 and October 31, 2020, respectively	6,825	3,750
Class B ordinary shares: $0.001 par value; 2,500,000 shares authorized; 1,250,000 shares issued and outstanding at April 30, 2021 and October 31, 2020	1,250	1,250
Additional paid-in capital	17,609,386	7,696,468
Retained earnings	480,141	884,076
Statutory reserve	170,066	170,066
Accumulated other comprehensive income (loss) - foreign currency translation adjustment	179,828	(117,392)
Total TIAN RUIXIANG Holdings Ltd shareholders' equity	18,447,496	8,638,218
Non-controlling interest	511	495

Total Equity	18,448,007	8,638,713

Total Liabilities and Equity	$20,144,653	$10,060,473

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2021	2020

REVENUES
Commissions	$1,636,835	$707,794

Total Revenues	1,636,835	707,794

OPERATING EXPENSES
Selling and marketing	858,448	518,734
Selling and marketing - related parties	940	13,038
General and administrative - professional fees	656,534	49,240
General and administrative - compensation and related benefits	424,225	355,710
General and administrative - related parties	10,139	4,716
General and administrative - other	152,044	134,141

Total Operating Expenses	2,102,330	1,075,579

LOSS FROM OPERATIONS	(465,495)	(367,785)

OTHER INCOME (EXPENSE)
Interest income	1,038	87,886
Interest income - related party	-	6,390
Other income	67,438	42,431

Total Other Income, net	68,476	136,707

LOSS BEFORE INCOME TAXES	(397,019)	(231,078)

INCOME TAXES	6,917	4,631

NET LOSS	$(403,936)	$(235,709)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(1)	(2)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(403,935)	$(235,707)

COMPREHENSIVE LOSS:
NET LOSS	(403,936)	(235,709)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation gain (loss)	297,237	(23,551)
COMPREHENSIVE LOSS	$(106,699)	$(259,260)
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	16	(4)
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(106,715)	$(259,256)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(0.06)	$(0.05)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	6,560,497	5,000,000

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(403,936)	$(235,709)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense and amortization of intangible assets	13,492	13,679
Amortization of right-of-use assets	132,622	-
Changes in operating assets and liabilities:
Accounts receivable	923,218	(92,021)
Security deposit	4,495	1,626
Prepaid expenses and other current assets	134,880	32,093
Due from related parties	-	(15,245)
VAT and other taxes payable	(41,633)	(4,307)
Salary payable	218,031	76,746
Accrued liabilities and other payables	250,097	10,923
Due to related parties	10,071	57,711
Operating lease liabilities - related party	(6,141)	25,331
Operating lease liabilities	(141,073)	-

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,094,123	(129,173)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(5,935)

NET CASH USED IN INVESTING ACTIVITIES	-	(5,935)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from note payable	75,165	-
Proceeds received from related parties' borrowings	1,652,137	-
Repayments made for related parties' borrowings	(1,863,143)	-
Proceeds received from equity offering	12,300,000	5,000
Disbursements for equity offering costs	(1,449,770)	(349,345)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	10,714,389	(344,345)

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	238,374	(19,561)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	12,046,886	(499,014)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	6,923,495	6,966,586

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$18,970,381	$6,467,572

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$597	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payments made by related parties on the Company's behalf	$267,610	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of period	$6,137,689	$6,243,029
Restricted cash at beginning of period	785,806	723,557
Total cash, cash equivalents and restricted cash at beginning of period	$6,923,495	$6,966,586

Cash and cash equivalents at end of period	$18,160,102	$5,743,827
Restricted cash at end of period	810,279	723,745
Total cash, cash equivalents and restricted cash at end of period	$18,970,381	$6,467,572